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     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___1___)*

 Federal Trust Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

   314012105
(CUSIP Number)

 John W. Waechter
William R. Hough & Co. 100 Second St. South, Suite 800
St. Petersburg, FL  33701(727) 895-8846
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2003
(Date of Event which Requires Filing of this Statement)
CUSIP No. _____314012105__________



1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
William R. Hough & Co.
(59-2246010)



2. Check the Appropriate Box if a Member of a Group
(See Instructions)
            (a)
__________________________________________________________
            (b)
__________________________________________________________




3.                   SEC Use Only
.........................................



4. Source of Funds (See Instructions)



5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6. Citizenship or Place of Organization Incorporated in
Florida



7. Sole Voting Power                                0



8. Shared Voting Power                            147,641



9. Sole Dispositive Power                          0



10.Shared Dispositive Power                      147,641



11.Aggregate Amount Beneficially Owned by Each Reporting Person

197,170



12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)............................



13.Percent of Class Represented by Amount in Row (9)
         2.999%



14. Type of Reporting Person (See Instructions)
         CO, BD




 INSTRUCTIONS FOR SCHEDULE 13D
Instructions for Cover Page



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     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___1___)*

Federal Trust Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

314012105
(CUSIP Number)
 John W. Waechter
WRH Mortgage, Inc. 100 Second St. South, Suite 900
St. Petersburg, FL  33701(727) 895-8846


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 25, 2003
(Date of Event which Requires Filing of this Statement)
  CUSIP No. 314012105


2.Names of Reporting Persons.
WRH Mortgage, Inc.
I.R.S. Identification Nos. of above persons (entities only).
59-3084172



2.Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)

  (b)





3  SEC Use Only




4. Source of Funds (See Instructions)         PF




5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



8. Citizenship or Place of Organization Incorporated in
Florida



9. Sole Voting Power                              147,641



8. Shared Voting Power                            147,641



9. Sole Dispositive Power                         147,641



11. Shared Dispositive Power                      147,641



11. Aggregate Amount Beneficially Owned by Each Reporting Person

197,170



12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



13. Percent of Class Represented by Amount in Row (9)
         2.999%



14. Type of Reporting Person (See Instructions)
                CO




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     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___1___)*

 Federal Trust Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

314012105
(CUSIP Number)

 William R. Hough
One Beach Drive S.E.  #1002
St. Petersburg, FL  33701 (727) 896-1458


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2003
(Date of Event which Requires Filing of this Statement)

CUSIP No. 314012105



3. Names of Reporting Persons.
William R. Hough

I.R.S. Identification Nos. of above persons (entities only).
(###-##-####)



4. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)



5.   SEC Use Only




4.   Source of Funds (See Instructions)         PF




5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

10. Citizenship or Place of Organization        U.S.



11. Sole Voting Power                           49529



8.  Shared Voting Power                         147,641



9.  Sole Dispositive Power                      49529



12. Shared Dispositive Power                    147,641



11. Aggregate Amount Beneficially Owned by Each Reporting Person

197,170



12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)............................



13. Percent of Class Represented by Amount in Row (9)
    2.999%



14. Type of Reporting Person (See Instructions)
    IN




      (l)Names and I.R.S. Identification Numbers of Reporting Persons Furnish the full legal name of each person for whom the report is filed,i.e., each person required to sign the schedule itself, including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).
(2)If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)The third row is for SEC internal use; please leave blank.
(4)Citizenship or Place of Organization, Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11)Aggregate Amount Beneficially Owned By Each Reporting
Person,
Etc. Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)Check if the aggregate amount reported as beneficially owned in row
(9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
(12)Type of Reporting Person Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
            CategorySymbol
            Broker Dealer BD
            Bank BK
            Insurance Company IC
            Investment Company IV
            Investment Adviser IA
            Employee Benefit Plan, Pension Fund, or Endowment Fund EP Parent Holding Company/Control Person HC
            Savings Association SA
            Church Plan CP
            Corporation CO
            Partnership PN
            Individual IN
            Other OO


Notes:Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

 SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any i nformation given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for
I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

  GENERAL INSTRUCTIONS
A.Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
      Item 1.   Security and Issuer
      Common Stock
      Federal Trust Corporation
      312 W. First Street
      Sanford, Fl  32771
      Item 2.
       (a)Name William R. Hough & Co.
       (b)Residence or Business Address or, if none, Residence
      100 Second Ave. South, Suite 800
      St. Petersburg, FL  33701
       C Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Registered Broker/Dealer
D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; NO

       (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and William R. Hough & Co. and sixteen other major brokerage firms entered into an agreement with various agencies of the United States Government to settle an ongoing, industry-wide investigation into a practice known as yield burning on April 6, 2000. The investigation by the Securities and
Exchange Commission (SEC), Internal Revenue Service (IRS) and the Department of Justice (DOJ) included broker/dealers which played a significant role in underwriting municipal bonds between 1990 and 1994. Four firms had settled earlier, five firms settled in August, 2000 and four additional firms settled in November, 2000. Under the terms of this settlement, William R. Hough & Co. agreed to pay $3.26 million in connection with transactions which occurred six to ten years ago.
William R. Hough & Co. neither admitted nor denied various charges asserted by the SEC in its order.

With respect to an advance refunding transaction in Collier County, our firm, as a co-manager along with Raymond James & Associates, Inc., had an action filed against it by the Clerk of Collier County in March, 1999.

The claims against this firm relate to a certificate it signed opining as to the market price of escrow securities supplied by another dealer. Our firm filed a motion to dismiss the action. William R. Hough & Co. continues to serve as Financial Advisor to Collier County. Other industry participants were named as defendants in a similar federal class action.

In May 2001, to avoid the costs of litigation, the following firms entered into a settlement of the federal and state court class actions that has been approved by the U. S. District Court for the Middle District of
Florida: A. G. Edwards & Sons, Inc., Credit Suisse First Boston Corp., Dain Rauscher, Inc., Dean Witter Reynolds, Inc., Deutsche Banc Alex. Brown, Inc. as successor to BT Alex.Brown, Inc., Donaldson, Lufkin & Jenrette Securities, Corp., Everen Securities, Inc., First Union Corp. as successor to Corestates Financial Corp., Goldman, Sachs Group, Inc., J.C. Bradford & Co., Lazard Freres & Co., Lehman Brothers, Merrill Lynch & Co., Morgan Stanley & Co., Prudential Securities, Inc., Raymond James & Associates, Inc., Salomon Smith Barney, Southwest Securities, Inc., Stephens, Inc., Stifel Nicholaus & Co., UBS PaineWebber, Inc., Warburg Dillon Reed, Wheat First Securities, Inc., and William R. Hough & Co.

(f) Citizenship    - US Citizen

Item 3.Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in
Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The source of funds used in making the purchases of common stock reference herein were from the capital of WRH Mortgage, Inc. and the personal funds of William R. Hough.

Item 4.Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
The purpose of the transactions was to acquire shares for investment purposes. The reporting person has no plans or proposals which relate to or would result in the following:
(a)The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)Any material change in the present capitalization or dividend policy of the issuer;
(f)Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)Any action similar to any of those enumerated above.
Item 5.Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;
The reporting persons beneficially own 197,170 shares (2.999%) of the common stock of the issuer, which represents, 147,641 shares owned by WRH Mortgage, Inc., and 49,529 shares owned by William R. Hough.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;
William R. Hough has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 147,641 shares owned by WRH Mortgage, Inc. and has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 49529 shares owned by William R. Hough, individually.
(c)Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (240.13d-191), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected. 11/17/2003 sale of 200 shares by William R. Hough & Co. at $7.98/share 11/18/2003 sale of 500 shares by William R. Hough & Co. at $7.98/share 11/24/2003 sale of 1200 shares by William R. Hough & Co. at $7.87/share 11/25/2003 sale of 291,000 shares by William R. Hough & Co. at $7.83/share 11/25/2003 sale of 100 shares by William R. Hough & Co. at $7.87/share 11/25/2003 sale of 100,000 shares by WRH Mortgage, Inc. at $7.83/share 11/26/2003 sale of 520 shares by William R. Hough & Co. at $7.90/share
d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
e. If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto. November 25, 2003

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the IssuerDescribe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. NONE

Item 7.   Material to Be Filed as Exhibits
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit A Joint Filing Agreement


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

December 1, 2003




Signature
William R. Hough

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 7.   Material to Be Filed as Exhibits
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit A Joint Filing Agreement


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2003
Date


Signature
John W. Waechter,

Executive Vice President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

   Item 7.   Material to Be Filed as Exhibits
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit A Joint Filing Agreement


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2003
Date


Signature
John W. Waechter,

Treasurer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Joint Filing Agreement

The undersigned hereby agree that this Amended Schedule 13D, dated as of December 1, 2003 (the Schedule 13D), with respect to the Sale of Shares of Federal Trust Corporation is, and any future amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of
Rule 13d-1 (k) (1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this amended Schedule
13D and each such future amendment. Each of the undersigned agrees to be responsible for the timely filing of this amended Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 26th day of November 2003.

William R. Hough & Co.



John W. Waechter
Executive Vice President

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 26th day of November 2003.

WRH Mortgage, Inc.



John W. Waechter
Treasurer

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 26th day of November 2003.



William R. Hough